CREDIT AGREEMENT

        THIS AGREEMENT is entered into as of April 15, 2004, by and between LACROSSE FOOTWEAR, INC., a Wisconsin corporation (“Borrower”), and WELLS FARGO BANK, NATIONAL ASSOCIATION (“Bank”).

RECITALS

        Borrower has requested that Bank extend or continue credit to Borrower as described below, and Bank has agreed to provide such credit to Borrower on the terms and conditions contained herein.

        NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Bank and Borrower hereby agree as follows:

ARTICLE I
CREDIT TERMS

        SECTION 1.1.    LINE OF CREDIT.

    (a)        Line of Credit. Subject to the terms and conditions of this Agreement, Bank hereby agrees to make advances to Borrower from time to time up to and including June 30, 2007, not to exceed at any time the aggregate principal amount of Thirty Million Dollars ($30,000,000.00) (“Line of Credit”), the proceeds of which shall be used to finance the working capital requirements of Borrower and Danner, Inc., a Wisconsin corporation (“Subsidiary”). Borrower’s obligation to repay advances under the Line of Credit shall be evidenced by a promissory note dated as of April 2, 2004 in the form attached hereto as Exhibit A (“Line of Credit Note”), all terms of which are incorporated herein by this reference.

    (b)        Limitation on Borrowings. Outstanding liabilities, contingent or liquidated, under the Line of Credit, to a maximum of the principal amount set forth above, shall not at any time exceed the Borrowing Base. The term “Borrowing Base” is defined as the sum of (1) the Applicable Percentage of Borrower’s and Subsidiary’s eligible accounts receivable, plus (2) 50% of the Value of Borrower’s and Subsidiary’s eligible inventory, with “Value” defined as cost to Borrower or Subsidiary calculated on a FIFO basis in accordance with generally accepted accounting principles in the United States, consistently applied (“GAAP”), less the Inventory Reserve. The term “Applicable Percentage” means (i) 80% when the aggregate of all returns, rebates, discounts, credits and allowances for the immediately preceding three (3) months divided by Borrower’s and Subsidiary’s gross sales for said period (the “Dilution Ratio”) is less than 5%, (ii) 75% when the Dilution Ratio is greater than 5% and less than 10%, and (iii) such other percentage as Bank considers appropriate, in its commercially reasonable discretion, when the Dilution Ratio is 10% or greater. As used herein, “eligible inventory” means raw material and finished goods owned by Borrower or Subsidiary:

    (y)        in which Bank has a first priority perfected security interest (subject only to Permitted Encumbrances) and located in the United States in premises owned or leased by Borrower or Subsidiary or in warehouses, provided, that, in the case of leased premises and warehouses, Bank has received a duly executed lessor’s or warehouseman’s agreement in form and content acceptable to Bank, or

    (z)        in transit to the United States, provided however, that (A) Bank has possession of the documents of title to such in-transit inventory, or there is a duly filed UCC-1 financing statement of record with respect to the Borrower or Subsidiary covering the documents of title to such in-transit inventory; (B) the Value of otherwise eligible in-transit inventory included in the Borrowing Base shall not exceed 10% of the Value of all eligible inventory, and (C) the maximum outstanding principal amount of liabilities, contingent or liquidated, outstanding against such in-transit inventory included in the Borrowing Base shall not exceed the lesser of (i) 50% of the Value thereof, or (ii) the amount of cargo insurance thereon net of deductibles.

In no event shall eligible inventory include work-in-process, packaging, supplies, sales aids, display items, accessories, intercompany inventory or inventory which is damaged or unsaleable or in the possession of processors. The term “Inventory Reserve” means the Value of otherwise eligible inventory of types or styles (except inventory of a type or style that Borrower or Subsidiary has first offered for sale during the period between the beginning of its four full fiscal quarters preceding the date the determination is made, and the date the determination is made) to the extent that the sales thereof exceed the Borrower’s or Subsidiary’s sales of inventory of the relevant type or style during its preceding four full fiscal quarters. All of the foregoing shall be determined by Bank upon receipt and review of all collateral reports required hereunder and such other documents and collateral information as Bank may from time to time require. If there at any time exists any matters, events, conditions or contingencies (other than dilution) which Bank reasonably believes may adversely affect payment of any portion of Borrower’s or Subsidiary’s accounts, Bank, in its commercially reasonable discretion, may reduce the foregoing advance rate against eligible accounts receivable to a percentage appropriate to reflect such additional matters and/or establish additional reserves against Borrower’s or Subsidiary’s eligible accounts receivable.

        As used herein, “eligible accounts receivable” shall consist solely of trade accounts created in the ordinary course of Borrower’s or Subsidiary’s business, upon which Borrower’s or Subsidiary’s right to receive payment is absolute and not contingent upon the fulfillment of any condition whatsoever, and in which Bank has a perfected security interest of first priority, and shall not include:

(i) any “dated account” which is more than 30 days past due, with “dated account” defined as an account whose payment terms are from and including 61 days to and including 150 days;

(ii) any “non-dated account” which is more than sixty (60) days past due, with “non-dated account” defined as an account whose payment terms are less than 61 days;

    (iii)               that portion of any account for which there exists any right of setoff, defense or discount (except regular discounts allowed in the ordinary course of business to promote prompt payment) or for which any defense or counterclaim has been asserted;

    (iv)               any account which represents an obligation of any state or municipal government or of the United States government or any political subdivision thereof (except accounts which represent obligations of the United States government and for which the assignment provisions of 31 USC §3727, 41 USC §15, or the Federal Assignment of Claims Act, as amended or recodified from time to time, have been complied with to Bank’s satisfaction, or which are funded directly into a lockbox controlled by Bank);

    (v)               any account which represents an obligation of an account debtor located in a foreign country for which credit insurance has been issued by a carrier reasonably satisfactory to Bank, naming Bank and Borrower as loss payees as their interests may appear, provided that any such foreign accounts which are not ineligible hereunder and which are otherwise eligible shall only be eligible to the extent of such insurance;

    (vi)               any account which arises from the sale or lease to or performance of services for, or represents an obligation of, an employee, affiliate (defined any entity owned or controlled by the same persons or entities that own or control Borrower), partner, member, parent (defined as an entity that controls Borrower) or subsidiary (defined as an entity controlled by Borrower) of Borrower;

(vii) that portion of any account which represents interim or progress billings or retention rights on the part of the account debtor;

    (viii)               any account which represents an obligation of any account debtor when twenty percent (20%) or more of Borrower’s accounts from such account debtor are not eligible pursuant to (i) or (ii) above;

    (ix)               that portion of any account from an account debtor which represents the amount by which Borrower’s total accounts from said account debtor exceeds twenty-five percent (25%) of Borrower’s total accounts;

    (x)               any account deemed ineligible by Bank when Bank, in its commercially reasonable discretion, deems the creditworthiness or financial condition of the account debtor, or the industry in which the account debtor is engaged, to be unsatisfactory.

    (c)        Letter of Credit Subfeature. As a subfeature under the Line of Credit, Bank agrees from time to time during the term thereof to issue or cause an affiliate to issue standby, sight commercial or usance commercial letters of credit for the account of Borrower to finance the backing of imports and exports (each, a “Letter of Credit” and collectively, “Letters of Credit”); provided however, that the aggregate undrawn amount of all outstanding Letters of Credit plus the face amount of all outstanding drafts created under usance commercial Letter of Credit (“Usance Drafts”), shall not at any time exceed Five Million Dollars ($5,000,000.00), subject to the Borrowing Base limitation. The form and substance of each Letter of Credit shall be subject to approval by Bank, in its sole discretion. No Letter of Credit shall have an expiration date subsequent to the maturity date of the Line of Credit. The undrawn amount of all Letters of Credit and the face amount of all outstanding Usance Drafts shall be reserved under the Line of Credit and shall not be available for borrowings thereunder. Each Letter of Credit shall be subject to the additional terms and conditions of the Letter of Credit agreements, applications and any related documents required by Bank in connection with the issuance thereof. Each drawing paid under a Letter of Credit shall be deemed an advance under the Line of Credit and shall be repaid by Borrower in accordance with the terms and conditions of this Agreement applicable to such advances; provided however, that if advances under the Line of Credit are not available, for any reason, at the time any drawing is paid, then Borrower shall immediately pay to Bank the full amount drawn, together with interest thereon from the date such drawing is paid to the date such amount is fully repaid by Borrower, at the variable Prime Rate-based rate of interest applicable to advances under the Line of Credit. In such event Borrower agrees that Bank, in its sole discretion, may debit any account maintained by Borrower with Bank for the amount of any such drawing. Notwithstanding the foregoing, usance commercial Letters of Credit shall contain such provisions and be issued in such manner for such purpose as to satisfy Bank that any bankers’ acceptance created by Bank’s acceptance of a draft thereunder shall be eligible for discount by a Federal Reserve Bank, will not result in a liability of Bank subject to reserve requirements under any law, regulation or administrative order, and will not cause Bank to violate any lending limit imposed upon Bank by any law, regulation or administrative order. Usance commercial Letters of Credit shall provide for drafts thereunder with terms which do not exceed the lesser of 90 days or such other period of time as may be necessary for the acceptance created thereunder to be eligible for discount and otherwise comply with this Agreement; provided however, that no usance commercial Letter of Credit shall provide for drafts with a term which ends subsequent to the maturity of the Line of Credit The amount of each matured Usance Draft shall be deemed an advance under the Line of Credit and shall be repaid by Borrower in accordance with the terms and conditions of this Agreement applicable to such advances; provided however, that if the Line of Credit is not available, for any reason whatsoever, at the time any such acceptance matures, or if advances are not available under the Line of Credit at such time due to any limitation on borrowings set forth herein, then Borrower shall immediately pay to Bank the full amount of such Usance Draft, together with interest thereon from the date such acceptance matures and is honored by Bank to the date such amount is fully paid by Borrower, at the variable Prime Rate-based rate of interest applicable to advances under the Line of Credit. In such event, Borrower agrees that Bank, at Bank’s sole discretion, may debit Borrower’s deposit account with Bank for the amount of any such Usance Draft.

    (d)        Borrowing and Repayment. Borrower may from time to time during the term of the Line of Credit borrow, partially or wholly repay its outstanding borrowings, and reborrow, subject to all of the limitations, terms and conditions contained herein or in the Line of Credit Note; provided however, that the total outstanding borrowings, Letters of Credit and Usance Drafts under the Line of Credit shall not at any time exceed the maximum principal amount available thereunder, as set forth above, subject to the Borrowing Base limitations. The provisions of the Line of Credit Note (as modified, replaced, renewed, or restated from time to time) are incorporated by this reference herein.

        SECTION 1.2.    INTEREST/FEES.

    (a)        Interest. The outstanding principal balance of the Line of Credit shall bear interest at the rate(s) of interest set forth in the Line of Credit Note. The amount of each draft paid by Bank under any Letter of Credit shall bear interest from the date such draft is paid to the date such amount is fully repaid by Borrower at the variable Prime Rate-based rate of interest applicable to the Line of Credit.

    (b)        Computation and Payment. Interest shall be computed on the basis of a 360-day year, actual days elapsed. Interest shall be payable at the times and place set forth in the Line of Credit Note or, as applicable, in the Letter of Credit Agreement.

    (c)        Commitment Fee. Borrower shall pay to Bank a non-refundable commitment fee for the Line of Credit equal to One Hundred Seventy-five Thousand Dollars ($175,000.00), which fee shall be due and payable in full on the date this Agreement is executed by Borrower.

    (d)        Annual Fee. Borrower shall pay to Bank a non-refundable annual fee for the Line of Credit equal to Twenty Thousand Dollars ($20,000.00), which fee shall be due and payable in full on each anniversary of the date this Agreement was executed by Borrower until Bank has no further commitments to make Line of Credit Advances under the Loan Documents.

    (e)        Letter of Credit Fees. Borrower shall pay to Bank (i) fees upon the issuance of each Letter of Credit equal to 1.75% of the face amount thereof, and (ii) fees upon the payment or negotiation of each drawing under any Letter of Credit and upon the occurrence of any other activity with respect to any Letter of Credit (including without limitation, the transfer, amendment or cancellation of any Letter of Credit) determined in accordance with Bank’s standard fees and charges then in effect for such activity.

    (f)        Acceptance Fees. For any bankers’ acceptance created hereunder by Bank’s acceptance of a draft presented under a usance commercial Letter of Credit, Borrower shall pay to Bank, in addition to such processing and other fees as may be due to Bank in connection with such Letter of Credit, an acceptance fee for each such acceptance, payable on the date it is created, determined in accordance with Bank’s standard fees and charges in effect at the time such acceptance is created. Bank shall have no obligation to repay all or any portion any acceptance fee in the event an acceptance is paid prior to maturity, by acceleration or otherwise.

        SECTION 1.3.    COLLATERAL.

        As security for all indebtedness of Borrower to Bank subject hereto, Borrower shall grant, and shall cause Subsidiary to grant to Bank security interests of first priority (subject to Permitted Encumbrances, as defined in Section 5.8 below) in all Collateral (as defined in the Security Agreement and Third Party Security Agreement attached hereto as Exhibits B and C, each, a “Security Agreement”).

        Borrower shall reimburse Bank immediately upon demand for all reasonable costs and expenses incurred by Bank in connection with any of the foregoing security, including without limitation, filing and recording fees and costs of appraisals, audits and title insurance, including the pre-loan feasibility audit, the initial collateral audit and annual collateral audits.

        Unless an Event of Default exists, Borrower and Subsidiary shall not be obligated to perfect the Bank’s security interest under the Security Agreement by any means other than the filing and continuation in the states in the United States in which they are formed of a UCC-1 financing statement covering the Collateral (as the term is defined in the Security Agreements), except that:

    (a)        with respect to chattel paper or instruments, if the amount owing to Borrower or Subsidiary thereunder exceeds $100,000.00, Borrower or Subsidiary shall surrender possession thereof to the Bank; and

    (b)        with respect to raw materials and inventory of finished goods that are in transit to the United States, Borrower or Subsidiary shall either put Bank in possession of the documents of title to such in-transit inventory, or there shall be a duly filed UCC-1 financing statement of record with respect to the Borrower or Subsidiary, as relevant, covering the documents of title to such in-transit inventory.

        Upon the occurrence and during the continuance of an Event of Default, Borrower and Subsidiary shall immediately execute, obtain from third parties, deliver, file and record such documentation as Bank reasonably requires in order to perfect the Bank’s security interest in all Collateral.

        Upon Borrower’s or Subsidiary’s request made in connection with sales or transfers of equipment, fixtures or improvements permitted under Section 6(c) of the Security Agreements, Bank shall release its security interest therein of fact and record.

        SECTION 1.4.    TERMS

References in this Agreement to fiscal quarters and fiscal years are to Borrower’s fiscal quarters and fiscal years.

As used herein, “GAAP” means generally accepted accounting principles in effect in the Unites States, consistently applied.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

        Borrower makes the following representations and warranties to Bank, which representations and warranties shall survive the execution of this Agreement and shall continue in full force and effect until the full and final payment, and satisfaction and discharge, of all obligations of Borrower to Bank subject to this Agreement.

        SECTION 2.1.    LEGAL STATUS. Borrower is a corporation, duly organized and existing and in good standing under the laws of the State of Wisconsin, and is qualified or licensed to do business (and is in good standing as a foreign corporation, if applicable) in all jurisdictions in which such qualification or licensing is required or in which the failure to so qualify or to be so licensed could have a material adverse effect on Borrower.

        SECTION 2.2.    AUTHORIZATION AND VALIDITY. This Agreement and each promissory note, contract, instrument and other document required hereby or at any time hereafter delivered to Bank in connection herewith (collectively, the “Loan Documents”) have been duly authorized, and upon their execution and delivery in accordance with the provisions hereof will constitute legal, valid and binding agreements and obligations of Borrower or the party (other than Bank) which executes the same, enforceable in accordance with their respective terms.

        SECTION 2.3.    NO VIOLATION. The execution, delivery and performance by Borrower of each of the Loan Documents do not violate any provision of any law or regulation, or contravene any provision of the Articles of Incorporation or By-Laws of Borrower, or result in any breach of or default under any contract, obligation, indenture or other instrument to which Borrower is a party or by which Borrower may be bound.

        SECTION 2.4.    LITIGATION. Other than as set forth in Schedule 2.4 hereto, there are no pending, or to the best of Borrower’s knowledge material threatened, actions, claims, investigations, suits or proceedings by or before any governmental authority, arbitrator, court or administrative agency with uninsured claim(s) in excess of $500,000.00, individually or, with respect to the claims of any one claimant, in the aggregate, or which could reasonably expected to have a material adverse effect on the operation of Borrower other than those disclosed by Borrower to Bank in writing prior to the date hereof.

        SECTION 2.5.    CORRECTNESS OF FINANCIAL STATEMENT. The financial statement of Borrower dated September 27, 2003, a true copy of which has been delivered by Borrower to Bank prior to the date hereof, (a) is complete and correct and presents fairly the financial condition of Borrower, (b) discloses all material liabilities of Borrower that are required to be reflected or reserved against under GAAP, whether liquidated or unliquidated, fixed or contingent, and (c) has been prepared in accordance with GAAP. Since the date of such financial statement there has been no material adverse change in the financial condition of Borrower, nor has Borrower mortgaged, pledged, granted a security interest in or otherwise encumbered any of its assets or properties except in favor of Bank, Permitted Encumbrances, or as set forth in Schedule 2.5 hereto.

        SECTION 2.6.    INCOME TAX RETURNS. Borrower has no knowledge of any pending assessments or adjustments of its income tax payable with respect to any year.

        SECTION 2.7.    NO SUBORDINATION. There is no agreement, indenture, contract or instrument to which Borrower is a party or by which Borrower may be bound that requires the subordination in right of payment of any of Borrower’s obligations subject to this Agreement to any other obligation of Borrower.

        SECTION 2.8.    PERMITS, FRANCHISES. Borrower possesses, and will hereafter possess, all permits, consents, approvals, franchises and licenses required and rights to all trademarks, trade names, patents, and fictitious names, if any, necessary to enable it to conduct the business in which it is now engaged in compliance with applicable law.

        SECTION 2.9.    ERISA. Borrower is in compliance in all material respects with all applicable provisions of the Employee Retirement Income Security Act of 1974, as amended or recodified from time to time (“ERISA”), and all provisions of any defined employee pension benefit plan (as defined in ERISA) maintained or contributed to by Borrower (each, a “Plan”). No Reportable Event as defined in ERISA has occurred and is continuing with respect to any Plan. Borrower has met its minimum funding requirements under ERISA with respect to each Plan. Each Plan will be able to fulfill its benefit obligations as they come due in accordance with applicable provisions of the Plan.

        SECTION 2.10.    OTHER OBLIGATIONS. Borrower is not in material default on any obligation for borrowed money, any purchase money obligation or any other material lease, commitment, contract, instrument or obligation.

        SECTION 2.11.    ENVIRONMENTAL MATTERS. Except as disclosed in Schedule 2.11 hereto, (a) Borrower is in compliance in all material respects with all applicable federal or state environmental, hazardous waste, health and safety statutes, and any rules or regulations adopted pursuant thereto, which govern or affect any of Borrower’s operations and/or properties, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986, the Federal Resource Conservation and Recovery Act of 1976, and the Federal Toxic Substances Control Act, as any of the same may be amended, modified or supplemented from time to time, which, if not complied with, could reasonably be expected to have a material adverse effect on Borrower, (b) none of the operations of Borrower is the subject of any federal or state investigation evaluating whether any remedial action involving a material expenditure is needed to respond to a release of any toxic or hazardous waste or substance into the environment and (c) Borrower has no material contingent liability in connection with any release of any toxic or hazardous waste or substance into the environment. As used herein, the term “material” or “material adverse effect” means an expenditure or liability of $500,000.00 or greater,

        SECTION 2.12.    SUBSIDIARY. Subsidiary is the only entity in existence as of the date hereof in which Borrower owns all or a majority or a controlling share of the equity interests.

ARTICLE III
CONDITIONS

        SECTION 3.1.    CONDITIONS OF INITIAL EXTENSION OF CREDIT. The obligation of Bank to extend any credit contemplated by this Agreement is subject to the fulfillment to Bank’s satisfaction of all of the following conditions:

    (a)        Approval of Bank Counsel. Bank’s counsel shall be satisfied that the Loan Documents have been duly authorized, executed and delivered, Borrower exists and Bank’s security interests have been perfected with the priorities required under the Loan Documents.

    (b)        Documentation. Bank shall have received a fully executed copy of this Agreement and, in form and substance satisfactory to Bank, each of the following:

(i)	Line of Credit Note.
(ii)	Corporate Resolution: Borrowing.
(iii)	Resolution from Subsidiary.
(iv)	Certificates of Incumbency.
(v)	Continuing Security Agreement.
(vi)	Third Party Security Agreement.
(vii)	Agreement and Acknowledgment of Security Interest (5).
(viii)	UCC-1 Financing Statement.

    (c)        Financial Condition.

(i)	There shall have been no material adverse change, as determined by Bank, in the financial condition or business of Borrower, nor any material decline, as determined by Bank, in the market value of any collateral required hereunder or a substantial or material portion of the assets of Borrower.

(ii)	Bank shall have received Borrower’s unqualified audited financial statement for the fiscal year ending December 31, 2003, prepared by a certified public accountant acceptable to Bank, reflecting a minimum net profit for such fiscal year of $2,000,000.00.

    (d)        Insurance. Borrower shall have delivered to Bank evidence of insurance coverage on all Borrower’s and Subsidiary’s property, in form, substance, amounts, covering risks and issued by companies reasonably satisfactory to Bank, and as to insurance covering Collateral, with loss payable endorsements in favor of Bank and Borrower, as their interests may appear. Bank agrees that as of the date hereof, Borrower’s and Subsidiary’s insurance coverage is satisfactory to Bank.

        SECTION 3.2.    CONDITIONS OF EACH EXTENSION OF CREDIT. The obligation of Bank to make each extension of credit requested by Borrower hereunder shall be subject to the fulfillment to Bank’s satisfaction of each of the following conditions:

    (a)        Compliance. The representations and warranties contained herein and in each of the other Loan Documents shall be true in all material respects on and as of the date of the signing of this Agreement and on the date of each extension of credit by Bank pursuant hereto, with the same effect as though such representations and warranties had been made on and as of each such date, and on each such date, no Event of Default as defined herein, and no condition, event or act which with the giving of notice or the passage of time or both would constitute such an Event of Default, shall have occurred and be continuing or shall exist.

    (b)        Letters of Credit. Bank shall have received a Letter of Credit Agreement in form and content acceptable to Bank prior to the issuance of any Letter of Credit.

ARTICLE IV
AFFIRMATIVE COVENANTS

        Borrower covenants that so long as Bank remains committed to extend credit to Borrower pursuant hereto, or any liabilities (whether direct or contingent, liquidated or unliquidated) of Borrower to Bank under any of the Loan Documents remain outstanding, and until payment in full of all obligations of Borrower subject hereto, Borrower shall (and, with respect to Sections 4.2, 4.4, 4.5, 4.6 and 4.7, shall cause Subsidiary to), unless Bank otherwise consents in writing:

        SECTION 4.1.    PUNCTUAL PAYMENTS. Punctually pay all principal, interest, fees or other liabilities due under any of the Loan Documents at the times and place and in the manner specified therein, and immediately upon demand by Bank, the amount by which the outstanding principal balance of any credit subject hereto at any time exceeds any limitation on borrowings applicable thereto.

        SECTION 4.2.    ACCOUNTING RECORDS. Maintain adequate books and records in accordance with GAAP, and permit any representative of Bank, at any reasonable time, to inspect, audit and examine such books and records, to make copies of the same, and to inspect the properties of Borrower and/or Subsidiary.

        SECTION 4.3.    FINANCIAL STATEMENTS. Provide to Bank all of the following, in form and detail satisfactory to Bank:

    (a)        not later than 90 days after and as of the end of each fiscal year, an audited financial statement of Borrower, prepared by a certified public accountant acceptable to Bank, to include balance sheet and income statement;

    (b)        not later than 45 days after and as of the end of each fiscal quarter, a financial statement of Borrower, prepared by Borrower, to include balance sheet and income statement;

    (c)        not later than 20 days after and as of the end of each fiscal month, a borrowing base certificate, an inventory collateral report, an aged listing of accounts receivable and accounts payable, and a reconciliation of accounts, and immediately upon each request from Bank, a list of the names and addresses of all Borrower’s and Subsidiary’s account debtors;

    (d)        contemporaneously with each annual and quarterly financial statement of Borrower required hereby, a certificate of the president or chief financial officer of Borrower that said financial statements are accurate in all material respects and that there exists no Event of Default nor any condition, act or event which with the giving of notice or the passage of time or both would constitute an Event of Default;

    (e)        concurrently with the annual reports provided to Lender under Section 4.3(a), a copy of the Borrower’s Securities and Exchange Commission 10-K filing covering the same fiscal year, and concurrently with the quarterly reports provided to Lender under Section 4.3(b), a copy of the Borrower’s Securities and Exchange Commission 10-Q filing covering the same fiscal quarter;

    (f)        from time to time such other information as Bank may reasonably request.

        SECTION 4.4.    COMPLIANCE. Preserve and maintain all licenses, permits, governmental approvals, rights, privileges and franchises necessary for the conduct of its and Subsidiary’s business; and comply with the provisions of all documents pursuant to which Borrower is organized and/or which govern Borrower’s and Subsidiary’s continued existence and with the requirements of all laws, rules, regulations and orders of any governmental authority applicable to Borrower, Subsidiary and/or their business.

        SECTION 4.5.    INSURANCE. Maintain and keep in force insurance of the types and in amounts customarily carried in lines of business similar to that of Borrower and Subsidiary, including but not limited to fire, extended coverage, public liability, flood, cargo, property damage and workers’ compensation, with all such insurance carried with companies and in amounts reasonably satisfactory to Bank, and deliver to Bank from time to time at Bank’s request schedules setting forth all insurance then in effect. Notwithstanding any provision to the contrary herein or in any other Loan Document, Borrower and Subsidiary may use insurance proceeds paid by reason of damage to or destruction of Collateral or for liabilities to repair or replace such Collateral or to discharge covered liabilities (if no Event of Default then exists), (for which purpose Bank will promptly execute the necessary pay orders or will release insurance proceeds) provided, that any such proceeds not so used within 30 days after receipt thereof by Borrower or Subsidiary shall be applied to reduce the outstanding principal balance of the Line of Credit.

        SECTION 4.6.    FACILITIES. Keep all properties useful or necessary to Borrower’s or Subsidiary’s business in good repair and condition, and from time to time make necessary repairs, renewals and replacements thereto so that such properties shall be fully and efficiently preserved and maintained.

        SECTION 4.7.    TAXES AND OTHER LIABILITIES. Pay and discharge when due any and all indebtedness, obligations, assessments and taxes, both real or personal, including without limitation federal and state income taxes and state and local property taxes and assessments, except such (a) as Borrower or Subsidiary may in good faith contest or as to which a bona fide dispute may arise, and (b) for which Borrower or Subsidiary has made provision, to Bank’s reasonable satisfaction, for eventual payment thereof in the event Borrower is obligated to make such payment.

        SECTION 4.8.    LITIGATION. Promptly give notice in writing to Bank of any litigation pending or threatened against Borrower or Subsidiary with a claim(s) in excess of an aggregate of $500,000.00.

        SECTION 4.9.    FINANCIAL CONDITION. Maintain Borrower’s consolidated financial condition as follows using GAAP (except to the extent modified by the definitions herein):

    (a)        Tangible Net Worth not less than $23,000,000.00 determined as of the end of each fiscal quarter, with “Tangible Net Worth” defined as the aggregate of total stockholders’ equity plus Subordinated Debt less any intangible assets, and with “Subordinated Debt” defined as indebtedness subordinated in right of payment to Borrower’s indebtedness to Bank pursuant to subordination agreements satisfactory to Bank.

    (b)        Total Liabilities divided by Tangible Net Worth not greater than 1.25 to 1.0 determined as of the end of each first fiscal quarter, 1.50 to 1.0 determined as of the end of each second fiscal quarter, 1.75 to 1.0 determined as of the end of each third fiscal quarter and 1.50 to 1.0 determined as of the end of each fiscal year, with “Total Liabilities” defined as the aggregate of current and non-current liabilities less Subordinated Debt, and with “Tangible Net Worth” as defined above. Borrower will not change its fiscal year.

    (c)        Net income after taxes not less than $1.00 on a trailing four-quarter basis, determined as of each fiscal quarter end.

        SECTION 4.10.    NOTICE TO BANK. Promptly (but in no event more than five (5) days after the occurrence of each such event or matter) give written notice to Bank in reasonable detail of: (a) the occurrence of any Event of Default, or any condition, event or act which with the giving of notice or the passage of time or both would constitute an Event of Default; (b) any change in the name or the organizational structure of Borrower; (c) the occurrence and nature of any Reportable Event or Prohibited Transaction, each as defined in ERISA, or any funding deficiency with respect to any Plan; or (d) any termination or cancellation of any insurance policy which Borrower is required to maintain, or any uninsured or partially uninsured loss of or damage to property in the amount of $500,000.00 or more.

ARTICLE V
NEGATIVE COVENANTS

        Borrower further covenants that so long as Bank remains committed to extend credit to Borrower pursuant hereto, or any liabilities (whether direct or contingent, liquidated or unliquidated) of Borrower to Bank under any of the Loan Documents remain outstanding, and until payment in full of all obligations of Borrower subject hereto, Borrower will not (and will not cause or permit Subsidiary to) without Bank’s prior written consent:

        SECTION 5.1.    USE OF FUNDS. Use any of the proceeds of any credit extended hereunder except for the purposes stated in Article I hereof.

        SECTION 5.2.    DIVIDENDS, DISTRIBUTIONS. Declare or pay any dividend or distribution either in cash, stock or any other property on Borrower’s stock now or hereafter outstanding, nor redeem, retire, repurchase or otherwise acquire any shares of any class of Borrower’s stock now or hereafter outstanding in excess of an aggregate of Six Hundred Thousand Dollars ($600,000.00) in any fiscal year.

        SECTION 5.3.    CAPITAL EXPENDITURES. Make any additional investment in fixed assets in any fiscal year in excess of an aggregate of $3,500,000.00.

        SECTION 5.4.    OTHER INDEBTEDNESS. Create, incur, assume or permit to exist any indebtedness or liabilities resulting from borrowings, loans or advances, whether secured or unsecured, matured or unmatured, liquidated or unliquidated, joint or several, except (a) the liabilities of Borrower and Subsidiary to Bank, (b) purchase money indebtedness incurred and liens therefor in connection with the purchase of equipment (including leases required to be capitalized under GAAP) and/or real estate for an aggregate purchase price not to exceed $1,000,000.00 in any fiscal year, (c) any other liabilities of Borrower existing as of, and disclosed to Bank prior to, the date hereof, and (d) liabilities secured by Permitted Encumbrances.

        SECTION 5.5.    MERGER, CONSOLIDATION, TRANSFER OF ASSETS. Merge into or consolidate with any other entity other than (a) the merger of Subsidiary into Borrower, and (b) Permitted Transactions (as defined below); make any substantial change in the nature of Borrower’s business as conducted as of the date hereof; acquire all or substantially all of the assets of any other entity other than Permitted Transactions; nor sell, lease, transfer or otherwise dispose of all or a substantial or material portion of Borrower’s assets except (x) in the ordinary course of its business, (y) the sale of the real property described in Schedule 5.5 and the buildings, fixtures and improvements thereon, and all or substantially all raw materials, work in progress, packaging, supplies, sales-aids, display items, accessories, other inventory, equipment, and fixed assets at such location (provided that the net proceeds thereof are applied to reduce the outstanding principal balance of the Line of Credit) or (z) as permitted in the Security Agreements executed by Borrower and Subsidiary. “Permitted Transactions” means (i) mergers with other entities whose businesses are substantially similar to that of Borrower’s or Subsidiary’s so long as Borrower or Subsidiary is the surviving entity, (ii) the acquisition by Borrower or Subsidiary of all or substantially all of the assets of other entities or divisions thereof, (iii) the acquisition by Borrower or Subsidiary of not less than 50.1% of the outstanding ownership interests in other entities, and, with respect to all of the foregoing, the aggregate consideration paid or payable (in whatever form, including, cash notes, stock in Borrower or Subsidiary or other property) by Borrower and Subsidiary in any fiscal year does not exceed $5,000,000.00. At the time of the sales described in Section 5.5(a)(y) above Bank shall release in fact and of record all of its security in the assets being sold.

        SECTION 5.6.    GUARANTIES. Guarantee or become liable in any way as surety, endorser (other than as endorser of negotiable instruments for deposit or collection in the ordinary course of business), accommodation endorser or otherwise for, nor pledge or hypothecate any assets of Borrower or Subsidiary as security for, any liabilities or obligations of any other person or entity, except any of the foregoing in favor of Bank.

        SECTION 5.7.    LOANS, ADVANCES, INVESTMENTS. Make any loans or advances to or investments in any person or entity, except any of the foregoing existing as of, and disclosed to Bank prior to, the date hereof, and additional loans or advances to employees or officers of Borrower or Subsidiary, or to Subsidiary in the ordinary course of business in amounts not to exceed an aggregate of $500,000.00 outstanding at any time, and additional investments consisting of Permitted Transactions and investments made in accordance with Borrower’s Investment Policy in effect as of the date hereof, a copy of which has been delivered to Bank. In the event that as a result of a Permitted Transaction Borrower or Subsidiary acquire or form a new subsidiary, such subsidiary shall be deemed to be included in the definition of Subsidiary as used in this Agreement, provided, however, that the assets of such new subsidiary shall not be included in the Borrowing Base unless and until (a) such assets are otherwise eligible as determined in accordance of the terms of the Borrowing Base, (b) Bank has performed a collateral audit, at Borrower’s expense, in form and content acceptable to Bank, and (c) Bank is granted a first priority perfected security interest in such assets pursuant to a Third Party Security Agreement substantially similar to that executed by Subsidiary.

        SECTION 5.8.    PLEDGE OF ASSETS. Mortgage, pledge, grant or permit to exist a security interest in, or lien upon, all or any portion of Borrower’s assets now owned or hereafter acquired, except (i) any of the foregoing in favor of Bank or disclosed in Schedule 5.8 hereto, (ii) purchase money liens in equipment and real estate, as applicable, purchased with the proceeds of the indebtedness or leased as described in Section 5.4(b), and (iii) Permitted Encumbrances. The term “Permitted Encumbrances” is defined as any of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced, or that are contested in good faith and for which adequate reserves are maintained: (a) liens for taxes, assessments and governmental charges or levies; (b) materialmen’s, mechanics’, carriers’, landlords’, laborers’ stevedores’ and repairmen’s liens that exist or arise in the ordinary course of business; (c) warehousemen’s liens incurred by third parties for temporary storage that is not arranged by Borrower or Subsidiary for goods while in transit in the ordinary course of business; (d) maritime liens that attach to the relevant property as cargo as a matter of law if the cargo is insured against such liens under insurance that has a deductible clause not exceeding $10,000 per occurrence; (e) purchase money security interest and leases required to be capitalized under GAAP; (f) easements, rights of way and other encumbrances on title to real property that do not render title to the property encumbered thereby unmarketable or materially and adversely affect the use of such property for its present purpose; (g) encumbrances against fixtures that are not granted by Borrower or Subsidiary; (h) possession of or interests in security deposits (including interest earned thereon) held by or for the benefit of lessors under leases (including capital leases) of real property or equipment; (i) the effect of provisions in leases and applicable law that give preference to Borrower’s or Subsidiary’s landlords over proceeds of government takings and condemnations; and (j) provisions of leases and applicable law that convey or commit to the conveyance to landlords of fixtures and improvements to leased premises.

ARTICLE VI
EVENTS OF DEFAULT

        SECTION 6.1.    The occurrence of any of the following shall constitute an “Event of Default” under this Agreement:

    (a)        Borrower shall fail to pay when due any principal, interest, fees or other amounts payable under any of the Loan Documents.

    (b)        Any financial statement or certificate furnished to Bank in connection with, or any representation or warranty made by Borrower or any other party under this Agreement or any other Loan Document shall prove to be incorrect, false or misleading in any material respect when furnished or made.

    (c)        Any default in the performance of or compliance with any obligation, agreement or other provision contained herein or in any other Loan Document (other than those referred to in subsections (a) and (b) above), and with respect to any such default which by its nature can be cured, such default shall continue unremedied for a period of twenty (20) days from its occurrence.

    (d)        Any default in the payment or performance of any obligation, or any defined event of default, under the terms of any contract or instrument (other than any of the Loan Documents) pursuant to which Borrower, Subsidiary or any guarantor hereunder (with each such guarantor referred to herein as a “Third Party Obligor”) has incurred any debt or other liability to any person or entity, including Bank and with respect to any such default which by its nature can be cured, such default shall continue unremedied for a period of twenty (20) days from its occurrence, and, if such debt or liability is owed to a party other than Bank, the amount thereof exceeds $500,000.00, and either, such debt or liability is then due and payable in full, or the holder of such debt or liability is entitled, by reason of such default, to declare the same due and payable in full. As of the date hereof, there are no Third Party Obligors.

    (e)        The filing of a judgment lien against Borrower, Subsidiary or any Third Party Obligor; or the recording of any abstract of judgment against Borrower, Subsidiary or any Third Party Obligor in any county in which Borrower, Subsidiary or such Third Party Obligor has an interest in real property; or the service of a notice of levy and/or of a writ of attachment or execution, or other like process, against the assets of Borrower, Subsidiary or any Third Party Obligor; or the entry of a judgment against Borrower, Subsidiary or any Third Party Obligor; and with respect to each of the foregoing, the uninsured amount in dispute exceeds $500,000.00 and the filing, recording, service, or proceeding in question is not stayed, dismissed, or released (as applicable) or security is not posted in a manner and amount reasonably satisfactory to Bank or the applicable court within 60 days after its occurrence.

    (f)        Borrower or any Third Party Obligor shall become insolvent, or shall suffer or consent to or apply for the appointment of a receiver, trustee, custodian or liquidator of itself or any of its property, or shall generally fail to pay its debts as they become due, or shall make a general assignment for the benefit of creditors; Borrower or any Third Party Obligor shall file a voluntary petition in bankruptcy, or seeking reorganization, in order to effect a plan or other arrangement with creditors or any other relief under the Bankruptcy Reform Act, Title 11 of the United States Code, as amended or recodified from time to time (“Bankruptcy Code”), or under any state or federal law granting relief to debtors, whether now or hereafter in effect; or any involuntary petition or proceeding pursuant to the Bankruptcy Code or any other applicable state or federal law relating to bankruptcy, reorganization or other relief for debtors is filed or commenced against Borrower, Subsidiary or any Third Party Obligor (and the same is not dismissed within 60 days after its commencement, or Borrower, Subsidiary or any Third Party Obligor shall file an answer admitting the jurisdiction of the court and the material allegations of any such involuntary petition; or Borrower, Subsidiary or any Third Party Obligor shall be adjudicated a bankrupt, or an order for relief shall be entered against Borrower, Subsidiary or any Third Party Obligor by any court of competent jurisdiction under the Bankruptcy Code or any other applicable state or federal law relating to bankruptcy, reorganization or other relief for debtors.

    (g)        There shall exist or occur any material event or condition which Bank in good faith believes impairs, or is substantially likely to impair, the prospect of payment or performance by Borrower of its obligations under any of the Loan Documents and the same is not remedied within 20 days.

    (h)        The dissolution or liquidation of any of Borrower, Subsidiary or Third Party Obligor which is a corporation, partnership, joint venture or other type of entity; or Borrower, Subsidiary or any such Third Party Obligor, or any of their directors, stockholders or members, shall take action seeking to effect the dissolution or liquidation of such Borrower, Subsidiary or Third Party Obligor and such action is not dismissed or abandoned within 60 days after its commencement.

        SECTION 6.2.    REMEDIES. Upon the occurrence of any Event of Default: (a) all indebtedness of Borrower under each of the Loan Documents, any term thereof to the contrary notwithstanding, shall at Bank’s option and without notice become immediately due and payable without presentment, demand, protest or notice of dishonor, all of which are hereby expressly waived by each Borrower; (b) the obligation, if any, of Bank to extend any further credit under any of the Loan Documents shall immediately cease and terminate; and (c) Bank shall have all rights, powers and remedies available under each of the Loan Documents, or accorded by law, including without limitation the right to resort to any or all security for any credit subject hereto and to exercise any or all of the rights of a beneficiary or secured party pursuant to applicable law. All rights, powers and remedies of Bank may be exercised at any time by Bank and from time to time after the occurrence of an Event of Default, are cumulative and not exclusive, and shall be in addition to any other rights, powers or remedies provided by law or equity.

ARTICLE VII
MISCELLANEOUS

        SECTION 7.1.    NO WAIVER. No delay, failure or discontinuance of Bank in exercising any right, power or remedy under any of the Loan Documents shall affect or operate as a waiver of such right, power or remedy; nor shall any single or partial exercise of any such right, power or remedy preclude, waive or otherwise affect any other or further exercise thereof or the exercise of any other right, power or remedy. Any waiver, permit, consent or approval of any kind by Bank of any breach of or default under any of the Loan Documents must be in writing and shall be effective only to the extent set forth in such writing.

        SECTION 7.2.    NOTICES. All notices, requests and demands which any party is required or may desire to give to any other party under any provision of this Agreement or the Loan Documents must be in writing delivered to each party at the following address:

BORROWER:	LACROSSE FOOTWEAR, INC. 18550 N.E. Riverside Parkway Portland, OR 97230

Attention: Chief Financial Officer or President

BANK:	WELLS FARGO BANK, NATIONAL ASSOCIATION Portland Regional Commercial Banking Office 1300 S.W. Fifth Avenue MAC P6101-133 Portland OR, 97208

Attention: James R. Bednark Vice-President

or to such other address as any party may designate by written notice to all other parties. Each such notice, request and demand shall be deemed given or made as follows: (a) if sent by hand delivery, upon delivery; (b) if sent by mail, upon the earlier of the date of receipt or three (3) days after deposit in the U.S. mail, first class and postage prepaid; and (c) if sent by telecopy, upon receipt.

        SECTION 7.3.    COSTS, EXPENSES AND ATTORNEYS’ FEES. Borrower shall pay to Bank immediately upon demand the full amount of all commercially reasonable payments, advances, costs and expenses, including reasonable attorneys’ fees (to include outside counsel fees and all customary allocated costs of Bank’s in-house counsel), expended or incurred by Bank in connection with the negotiation and preparation of this Agreement and the other Loan Documents, and the preparation of any amendments and waivers hereto and thereto, and including out of pocket expenses incurred in the Bank’s continued administration of the Loan Documents. The non-prevailing party shall pay to the prevailing party immediately upon demand the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys’ fees (to include outside counsel fees and all allocated costs of in-house counsel), expended or incurred by the non-prevailing party in connection with (a) the enforcement of Bank’s rights and/or the collection of any amounts which become due to Bank under any of the Loan Documents, and (b) the prosecution or defense of any action in any way related to any of the Loan Documents, including without limitation, any action for declaratory relief, whether incurred at the trial or appellate level, in an arbitration proceeding or otherwise, and including any of the foregoing incurred in connection with any bankruptcy proceeding (including without limitation, any adversary proceeding, contested matter or motion brought by Bank or any other person) relating to any Borrower or Subsidiary.

        SECTION 7.4.    SUCCESSORS, ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the heirs, executors, administrators, legal representatives, successors and assigns of the parties; provided however, that Borrower may not assign or transfer its interest hereunder without Bank’s prior written consent. Bank reserves the right to sell, assign, transfer, negotiate or grant participations in all or any part of, or any interest in, Bank’s rights and benefits under each of the Loan Documents, subject to Bank providing 30 days prior written notice to Borrower, except in the event of an assignment by reason of a merger of Bank. In connection therewith, Bank may disclose all documents and information which Bank now has or may hereafter acquire relating to any credit subject hereto, Borrower or its business, or any collateral required hereunder, subject to a confidentiality agreement reasonably acceptable to Bank and Borrower.

        SECTION 7.5.    ENTIRE AGREEMENT; AMENDMENT. This Agreement and the other Loan Documents constitute the entire agreement between Borrower and Bank with respect to each credit subject hereto and supersede all prior negotiations, communications, discussions and correspondence concerning the subject matter hereof. This Agreement may be amended or modified only in writing signed by each party hereto.

        SECTION 7.6.    NO THIRD PARTY BENEFICIARIES. This Agreement is made and entered into for the sole protection and benefit of the parties hereto and their respective permitted successors and assigns, and no other person or entity shall be a third party beneficiary of, or have any direct or indirect cause of action or claim in connection with, this Agreement or any other of the Loan Documents to which it is not a party.

        SECTION 7.7.    TIME. Time is of the essence of each and every provision of this Agreement and each other of the Loan Documents.

        SECTION 7.8.    SEVERABILITY OF PROVISIONS. If any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of such provision or any remaining provisions of this Agreement.

        SECTION 7.9.    COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and all of which when taken together shall constitute one and the same Agreement.

        SECTION 7.10.    GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Oregon.

        SECTION 7.11.    ARBITRATION.

    (a)        Arbitration. The parties hereto agree, upon demand by any party, to submit to binding arbitration all claims, disputes and controversies between or among them, whether in tort, contract or otherwise arising out of or relating to in any way (i) the loan and related Loan Documents which are the subject of this Agreement and its negotiation, execution, collateralization, administration, repayment, modification, extension, substitution, formation, inducement, enforcement, default or termination; or (ii) requests by Borrower for additional credit.

    (b)       Governing Rules. Any arbitration proceeding will (i) proceed in a location in Oregon selected by the American Arbitration Association (“AAA”); (ii) be governed by the Federal Arbitration Act (Title 9 of the United States Code), notwithstanding any conflicting choice of law provision in any of the documents between the parties; and (iii) be conducted by the AAA, or such other administrator as the parties shall mutually agree upon, in accordance with the AAA’s commercial dispute resolution procedures, unless the claim or counterclaim is at least $1,000,000.00 exclusive of claimed interest, arbitration fees and costs in which case the arbitration shall be conducted in accordance with the AAA’s optional procedures for large, complex commercial disputes (the commercial dispute resolution procedures or the optional procedures for large, complex commercial disputes to be referred to, as applicable, as the “Rules”). If there is any inconsistency between the terms hereof and the Rules, the terms and procedures set forth herein shall control. Any party who fails or refuses to submit to arbitration following a demand by any other party shall bear all costs and expenses incurred by such other party in compelling arbitration of any dispute. Nothing contained herein shall be deemed to be a waiver by any party that is a bank of the protections afforded to it under 12 U.S.C. §91 or any similar applicable state law.

    (c)        No Waiver of Provisional Remedies, Self-Help and Foreclosure. The arbitration requirement does not limit the right of any party to (i) foreclose against real or personal property collateral; (ii) exercise self-help remedies relating to collateral or proceeds of collateral such as setoff or repossession; or (iii) obtain provisional or ancillary remedies such as replevin, injunctive relief, attachment or the appointment of a receiver, before during or after the pendency of any arbitration proceeding. This exclusion does not constitute a waiver of the right or obligation of any party to submit any dispute to arbitration or reference hereunder, including those arising from the exercise of the actions detailed in sections (i), (ii) and (iii) of this paragraph.

    (d)        Arbitrator Qualifications and Powers. Any arbitration proceeding in which the amount in controversy is $5,000,000.00 or less will be decided by a single arbitrator selected according to the Rules, and who shall not render an award of greater than $5,000,000.00. Any dispute in which the amount in controversy exceeds $5,000,000.00 shall be decided by majority vote of a panel of three arbitrators; provided however, that all three arbitrators must actively participate in all hearings and deliberations. The arbitrator will be a neutral attorney licensed in the State of Oregon or a neutral retired judge of the state or federal judiciary of Oregon, in either case with a minimum of ten years experience in the substantive law applicable to the subject matter of the dispute to be arbitrated. The arbitrator will determine whether or not an issue is arbitratable and will give effect to the statutes of limitation in determining any claim. In any arbitration proceeding the arbitrator will decide (by documents only or with a hearing at the arbitrator’s discretion) any pre-hearing motions which are similar to motions to dismiss for failure to state a claim or motions for summary adjudication. The arbitrator shall resolve all disputes in accordance with the substantive law of Oregon and may grant any remedy or relief that a court of such state could order or grant within the scope hereof and such ancillary relief as is necessary to make effective any award. The arbitrator shall also have the power to award recovery of all costs and fees, to impose sanctions and to take such other action as the arbitrator deems necessary to the same extent a judge could pursuant to the Federal Rules of Civil Procedure, the Oregon Rules of Civil Procedure or other applicable law. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction. The institution and maintenance of an action for judicial relief or pursuit of a provisional or ancillary remedy shall not constitute a waiver of the right of any party, including the plaintiff, to submit the controversy or claim to arbitration if any other party contests such action for judicial relief.

    (e)        Discovery. In any arbitration proceeding discovery will be permitted in accordance with the Rules. All discovery shall be expressly limited to matters directly relevant to the dispute being arbitrated and must be completed no later than 20 days before the hearing date and within 180 days of the filing of the dispute with the AAA. All requests for an extension of the discovery periods, or any discovery disputes, will be subject to final determination by the arbitrator upon a showing that the request for discovery is essential for the party’s presentation and that no alternative means for obtaining information is available.

    (f)        Class Proceedings and Consolidations. The resolution of any dispute arising pursuant to the terms of this Agreement shall be determined by a separate arbitration proceeding and such dispute shall not be consolidated with other disputes or included in any class proceeding except for consolidations with other disputes between the parties hereto arising out of or relating to this Agreement, the other Loan Documents or the matters described in Section 7.11(a)(i) or (ii).

    (g)        Payment Of Arbitration Costs And Fees. The arbitrator shall award all costs and expenses of the arbitration proceeding.

    (h)        Miscellaneous. To the maximum extent practicable, the AAA, the arbitrators and the parties shall take all action required to conclude any arbitration proceeding within 180 days of the filing of the dispute with the AAA. No arbitrator or other party to an arbitration proceeding may disclose the existence, content or results thereof, except for disclosures of information by a party required in the ordinary course of its business or by applicable law or regulation. If more than one agreement for arbitration by or between the parties potentially applies to a dispute, the arbitration provision most directly related to the Loan Documents or the subject matter of the dispute shall control. This arbitration provision shall survive termination, amendment or expiration of any of the Loan Documents or any relationship between the parties.

UNDER OREGON LAW, MOST AGREEMENTS, PROMISES AND COMMITMENTS MADE BY BANK AFTER OCTOBER 3, 1989 CONCERNING LOANS AND OTHER CREDIT EXTENSIONS WHICH ARE NOT FOR PERSONAL, FAMILY OR HOUSEHOLD PURPOSES OR SECURED SOLELY BY THE BORROWER’S RESIDENCE MUST BE IN WRITING, EXPRESS CONSIDERATION AND BE SIGNED BY BANK TO BE ENFORCEABLE.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first written above.

WELLS FARGO BANK,
LACROSSE FOOTWEAR, INC	NATIONAL ASSOCIATION
By: _________________________	By: _________________________
Joseph P. Schneider	James R. Bednark
President/Chief Executive Officer	Relationship Manager
By: _________________________
David P. Carlson
Executive Vice President/Chief Financial Officer